SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company)

HEARST-ARGYLE TELEVISION, INC.
(Name of Person(s) Filing Statement)

Series A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

422317 10 7
(CUSIP Number of Class of Securities)

Jonathan C. Mintzer, Esq.
Vice President, General Counsel and Corporate Secretary
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019
(212) 887-6800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:
Charles I. Cogut, Esq.
Sean D. Rodgers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

i

ITEM 1.	Subject Company Information.

The name of the subject company is Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle” or the “Company”). The principal executive offices of the Company are located at 300 West 57th Street, New York, New York 10019. The telephone number of the Company’s principal executive office is (212) 887-6800.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s Series A Common Stock, par value $0.01 per share (the “Series A Shares”). As of April 27, 2009, there were 52,955,681 Series A Shares outstanding and 41,298,648 shares of Series B Common Stock, par value $0.01 per share, of the Company (the “Series B Shares”) outstanding. Each Series B Share is immediately convertible into one Series A Share at the holder’s election.

As of the date of this Statement, The Hearst Family Trust, a testamentary trust, The Hearst Corporation, a Delaware corporation and Hearst Holdings, Inc., a Delaware corporation (“Hearst Holdings”), beneficially own through Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”), 35,501,980 Series A Shares and all 41,298,648 Series B Shares.

The Series A Shares are listed on the New York Stock Exchange under the symbol “HTV.” The following table sets forth, for each of the quarters indicated, the high and low closing price per share on the New York Stock Exchange, as well as the dividends paid per share. During 2007 and 2008, the Company paid a total of $26.2 million and $26.3 million in dividends, respectively. On February 24, 2009, the Company’s Board of Directors (the “Board of Directors”) suspended payment of dividends. The Company does not know when, or if, dividends will be declared by the Board of Directors in the future.

	High	Low	Dividend

2007
First Quarter	$27.39	$25.05	$0.07
Second Quarter	27.87	23.69	0.07
Third Quarter	26.15	19.74	0.07
Fourth Quarter	25.83	17.85	0.07
2008
First Quarter	$22.61	$19.86	$0.07
Second Quarter	21.91	19.18	0.07
Third Quarter	23.40	18.89	0.07
Fourth Quarter	21.80	4.91	0.07
2009
First Quarter	$6.56	$1.46	$0.00

In May 1998, the Board of Directors authorized the repurchase of up to $300 million of the Company’s outstanding Series A Shares. Such purchases may be effected from time to time in the open market or in private transactions, subject to market conditions and management’s discretion. Since January 2007, the Company has repurchased Series A Shares under its share repurchase program as follows:

	Total Number of
	Series A Shares		Average Price Paid
	Purchased	Range of Prices Paid	per Series A Share*

Fiscal Year 2007
First Quarter	—	—	—
Second Quarter	—	—	—
Third Quarter	109,100	$20.69 - $20.97	$20.81
Fourth Quarter	160,900	$17.85 - $19.23	$18.66
Fiscal Year 2008
First Quarter	49,000	$21.93 - $22.68	$22.26

*	Inclusive of commissions paid

There have been no repurchases of Series A Shares since March 2008.

ITEM 2.	Identity and Background of Filing Person.

The Company is the person filing this Statement and is the subject company. Its business address and telephone number are set forth above under Item 1.

This Statement relates to the tender offer by Hearst Broadcasting (the “Offeror”), an indirect, wholly-owned subsidiary of The Hearst Corporation, to purchase all of the outstanding Series A Shares (the “Offer”) not owned by Hearst Broadcasting, at a price of $4.50 per Series A Share, net to the seller in cash (the “Offer Price”), without interest. The Offer is disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) dated as of the date hereof and filed with the Securities and Exchange Commission (the “SEC”). Unless otherwise specified, references in this Statement to “Hearst” are to The Hearst Family Trust, a testamentary trust whose principal business is the ownership of The Hearst Corporation and its affiliates; The Hearst Corporation; Hearst Holdings, a wholly-owned subsidiary of The Hearst Corporation; or Hearst Broadcasting, a wholly-owned subsidiary of Hearst Holdings, as applicable.

Hearst has stated that it will not be required to accept for payment any tendered shares unless, among other things, at the expiration of the Offer there is validly tendered and not withdrawn a number of Series A Shares which constitutes at least a majority of the outstanding Series A Shares, as of the date such shares are accepted for payment pursuant to the Offer, excluding Series A Shares that are owned by (i) Hearst or any of its executive officers and directors, (ii) any of the trustees of The Hearst Family Trust, (iii) any of Hearst-Argyle’s executive officers or (iv) any of Hearst-Argyle’s directors that are elected by Hearst as the holder of the Series B Shares (the “Minimum Tender Condition”). The terms of the Offer provide that the Minimum Tender Condition is not waivable by Hearst. The Offer is on the terms and subject to a number of other conditions set forth in an offer to purchase dated as of the date hereof (the “Offer to Purchase”) and filed as an exhibit to the Schedule TO and the related Letter of Transmittal and other transmittal documents filed as exhibits to the Schedule TO and mailed to the holders of Series A Shares (the “Transmittal Documents”) together with this Statement.

Hearst has stated that if the Minimum Tender Condition is satisfied and Hearst buys the tendered shares, it will convert its Series B Shares into Series A Shares promptly thereafter. As described in the Offer to Purchase, Hearst expects that after it converts its Series B Shares into Series A Shares, it will own at least 90% of the outstanding Series A Shares and on that basis, will be entitled to, and will, as soon as reasonably practicable, use the “short-form” merger provisions of Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) to effect a merger (the “Merger”) between Hearst-Argyle and a wholly-owned subsidiary of Hearst. As further described in the Offer to Purchase, the Merger will result in each outstanding Series A Share (other than Series A Shares owned by Hearst or its subsidiaries, or Series A Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) being converted into the right to receive the same amount of cash consideration paid in the Offer.

The principal executive offices of The Hearst Corporation, Hearst Holdings and Hearst Broadcasting are located at 300 West 57th Street, New York, New York 10019. The principal executive offices of The Hearst Family Trust are located at 888 Seventh Avenue, New York, New York 10106. Further information regarding Hearst is contained in the Offer to Purchase under “The Offer — Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust.”

With respect to all information described herein as contained in, or incorporated into the Schedule TO from, the Offer to Purchase and the Transmittal Documents, including information concerning The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Hearst Broadcasting, or their respective affiliates, officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as discussed in this Statement (including the annexes and exhibits hereto and any information incorporated herein by reference) to the best of the Company’s knowledge, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Offeror, or its executive officers, directors or affiliates.

Any information incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Interests of Certain Persons in the Offer and Merger

In considering the position of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of Hearst and its affiliates, and certain officers and directors of Hearst-Argyle and its affiliates, have interests in the Offer which are described in this Statement and the annexes and exhibits hereto and which may present such persons with certain actual or potential conflicts of interest with respect to the Offer. This Item entitled “Past Contacts, Transactions, Negotiations and Agreements” contains information regarding the interests of the Company’s directors and executive officers in the Offer, including the fact that six out of ten members of the Board of Directors of the Company are directors or officers of The Hearst Corporation, Hearst Holdings, or Hearst Broadcasting and trustees of The Hearst Family Trust.

Certain Arrangements between Hearst-Argyle and its Executive Officers, Directors and Affiliates

Executive Compensation and Employment Agreements; Director Compensation

For a detailed description of the compensation programs applicable to the executive officers of the Company, as well as further information regarding director compensation, please see Item 11 (“Executive Compensation”) and Item 12 (“Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”) in Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended, which sections are filed as an exhibit hereto and incorporated herein by reference. In addition, Annex A to this Statement, which is incorporated herein by reference, contains further details regarding the business and background of each of the Company’s executive officers and directors.

Executive Compensation and Employment Agreements.  The key elements of the Company’s executive compensation program generally include a base salary, cash bonus and equity incentive compensation in the form of stock options and restricted stock, which are awarded through the incentive plans discussed below. Each of the current executive officers of the Company (Messrs. David J. Barrett, Harry T. Hawks, Philip M. Stolz, Frank C. Biancuzzo and Roger B. Keating) is party to an employment agreement with the Company, which sets forth the base salary, as well as the maximum bonus opportunity (expressed as a percentage of base salary), payable to the executive officer for each year of the employment agreement’s term. Each of these employment agreements is filed as an exhibit to this Statement. While the employment agreements with Messrs. Barrett and Hawks provide for certain payments upon a “Change in Control” (as defined in such agreements), consummation of the Offer would not constitute a “Change in Control” under such agreements. In addition, the Company provides annual retirement benefits to executive officers under the Hearst-Argyle Television, Inc. Retirement Plan (which benefits are also generally available to the Company’s employees) and supplements those benefits with the Hearst-Argyle Television, Inc. Supplemental Retirement Plan.

Director Compensation.  In 2008, the Company’s directors’ fees were as follows: $40,000 annually; $20,000 annually for service as a committee chairperson; $6,000 annually for service on a committee; $1,500 for every Board meeting attended and $1,000 for every committee meeting attended. In addition, directors received options and restricted stock, which are awarded through the incentive plans discussed below, as follows: options to purchase 4,000 Series A Shares; 1,143 shares of restricted stock; additional options to purchase 2,000 Series A Shares for service as a committee chairperson and 571 additional shares of restricted stock for service as a committee chairperson. David Pulver and Caroline L. Williams also participate in the Company’s employee medical plans on the same terms as are available to employees generally.

David J. Barrett, the Company’s Chief Executive Officer and a member of the Board of Directors, is not compensated for his service on the Board of Directors. Compensation for Mr. Barrett as an executive officer of the Company is discussed above and in Item 11 (“Executive Compensation”) in Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended. Frank A. Bennack, Jr., the Chairman of the Board of Directors, began waiving compensation for his service on the Board of Directors when he became the Chief Executive Officer of Hearst in June 2008. Members of the Special Committee are also paid compensation for their service on the Special Committee as described below under “— Special Committee.”

Incentive Plans

Under the Amended and Restated 2007 Long Term Incentive Compensation Plan (“2007 Incentive Compensation Plan”), the Company may award various forms of incentive compensation, including stock options and restricted stock, to officers and directors of the Company. The 2007 Incentive Compensation Plan replaced the 2004 Long Term Incentive Compensation Plan and the Amended and Restated 1997 Stock Option Plan with respect to new awards, and all grants made after May 5, 2007 are made under the 2007 Incentive Compensation Plan. The Company reserved for issuance 2.4 million Series A Shares, 3.6 million Series A Shares and 8.7 million Series A Shares under the 2007 Incentive Compensation Plan, 2004 Long Term Incentive Compensation Plan and the Amended and Restated 1997 Stock Option Plan, respectively.

As of April 27, 2009, the Company’s directors and executive officers held vested and exercisable options to purchase 1,841,000 Series A Shares, with an aggregate weighted average exercise price of $22.52 per share. Pursuant to the terms of the plans, which were previously approved by the Company’s stockholders, upon a change of control of the Company, which would include consummation of the Offer and Merger, (i) 422,250 unvested options to purchase Series A Shares held by directors and executive officers, with a weighted average exercise price of $18.90 per share, will vest and become exercisable and (ii) the restrictions on 115,156 restricted shares held by directors and executive officers will lapse and an equivalent number of Series A Shares will be distributed to such persons. Further information regarding the ownership of options to purchase Series A Shares and restricted stock by executive officers and directors of the Company is included below under “— Ownership of Series A Shares; Cash Consideration Payable Pursuant to the Offer.”

Employee Stock Purchase Plan

Executive officers of the Company are eligible to participate in a non-compensatory employee stock purchase plan (the “ESPP”) in accordance with Internal Revenue Code Section 423, which was implemented in April 1999. The ESPP allows employees to purchase Series A Shares at 85% of market price through after-tax payroll deductions. The Company reserved and made available for issuance and purchases under the ESPP 5,000,000 Series A Shares. Employees purchased 140,918 shares in the year ended December 31, 2008. Two of the Company’s executive officers participate in the ESPP.

Ownership of Series A Shares; Cash Consideration Payable Pursuant to the Offer

The table below shows the number of Series A Shares owned as of April 27, 2009 by (i) the Company’s executive officers, (ii) the Company’s directors and (iii) the directors and executive officers of the Company as a group. Unless otherwise indicated, all shares are directly owned.

	Number of	Number of		Total	Number of
	Series A	Vested	Restricted	Beneficial	Unvested	% of
Name	Shares	Options	Shares	Ownership(1)	Options	Class(2)

David J. Barrett	4,345	974,000	40,740	1,019,085	150,000		*
Frank Biancuzzo	0	80,000	12,153	92,153	43,750		*
Harry T. Hawks	73,949	330,000	16,975	420,924	62,500		*
Roger Keating	0	0	9,653	9,653	33,750		*
Philip M. Stolz	11,979	270,000	15,278	297,257	56,250		*
Frank A. Bennack, Jr.	25,000	0	1,000	26,000	4,000		*
John G. Conomikes	20,000	0	3,214	23,214	12,000		*
Ken J. Elkins	13,060	36,000	2,143	51,203	8,000		*
George R. Hearst, Jr.	15,000	0	1,143	16,143	4,000		*
William Randolph Hearst III	11,000	35,000	2,143	48,143	8,000		*
Bob Marbut	52,153	19,000	2,143	73,296	8,000		*
Gilbert C. Maurer	10,000	0	2,143	12,143	8,000		*
David Pulver	68,156	48,500	3,214	119,870	12,000		*
Caroline L. Williams	15,446	48,500	3,214	67,160	12,000		*
Directors and executive officers as a group	320,088	1,841,000	115,156	2,276,244	422,250		*

*	Less than 1%

(1)	Does not include number of unvested options.

(2)	Based on 52,955,681 Series A Shares outstanding as of April 27, 2009. In addition, both vested and unvested outstanding options to acquire Series A Shares have been disregarded for purposes of calculating the percentage ownership.

If the Company’s directors and executive officers were to tender any Series A Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders of the Company. As of April 27, 2009, the Company’s directors and executive officers owned in the aggregate 320,088 Series A Shares (excluding options to purchase Series A Shares and restricted shares). If the directors and executive officers were to tender all such Series A Shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Hearst, the directors and executive officers would receive an aggregate of approximately $1,440,396 in cash.

Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL enables a corporation to eliminate or limit the personal liability of members of its board of directors for violations of a director’s fiduciary duty. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of law, the payment of a dividend or the approval of a stock repurchase which is deemed unlawful or where an improper personal benefit is obtained.

The certificate of incorporation and bylaws of the Company provide that, to the fullest extent permitted by the DGCL, as it may be amended from time to time, the Company will indemnify any and all of its directors and officers, or former directors and officers, or any person who may have served at the Company’s request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust, or other entity or enterprise (hereinafter, an “Indemnitee”).

In addition, the bylaws of the Company provide that to the fullest extent permitted by the DGCL, the Company shall pay in advance all expenses (including attorneys’ fees) incurred by any Indemnitee, in defending any civil, criminal, administrative or investigative action, suit or proceeding. The bylaws further provide that such Indemnitee shall repay such amount to the Company if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as specified above. Under the bylaws, any amendment, modification, alteration or repeal of the indemnification provisions that in any way adversely affects or eliminates any right of an Indemnitee or his or her successors to indemnification, advancement of expenses or otherwise, shall be prospective only.

The Company is also authorized to enter into and expects to enter into indemnification agreements with its directors, including the members of the Special Committee. The indemnification agreements will obligate the Company to indemnify the directors to the fullest extent permitted by the DGCL and, among other things, will require the Company to indemnify a director against any costs or expenses incurred in connection with any action related to the director’s service to the Company (including in connection with the transactions contemplated by the Offer or the Merger). The indemnification agreements will further require the Company to either extend the Company’s existing directors’ and officers’ liability insurance for a period of six years following the consummation of the Merger or, if the Company is unable to obtain such an extension, continue its current directors’ and officers’ insurance or purchase comparable insurance, in each case, for such six-year period. In the event the Merger is not consummated, the Company would be required to either maintain its current directors’ and officers’ insurance or purchase comparable insurance. A form of these indemnification agreements is filed as an exhibit to this Statement.

Special Committee

Due to Hearst’s majority interest in the Company’s Series A Shares, the Company’s Board of Directors recognized the potential for a conflict of interest between the Company and Hearst, and on March 26, 2009, appointed a special committee of directors who are unaffiliated with Hearst, consisting of David Pulver and Caroline L. Williams (the “Special Committee”), to review, evaluate, and make recommendations to the stockholders of the Company (other than Hearst and its affiliates) and the Board of Directors of the Company with respect to the Offer. The Board of Directors also authorized the Special Committee to retain, at the expense of the Company, financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.

As compensation for services rendered in connection with serving on the Special Committee, the members will each be paid a fee of $150,000 and will also be reimbursed for any reasonable out-of-pocket expenses incurred in the performance of their duties. In addition, the members of the Special Committee will be entitled to the indemnification provisions of the Company’s certificate of incorporation and bylaws to the same extent as any member of the Board of Directors of the Company acting as a director, and will otherwise be fully indemnified by the Company to the extent permitted by law.

Mr. Pulver and Ms. Williams were each also paid a fee of $150,000 for their service on the special committee formed in connection with the tender offer commenced by Hearst in September 2007, which Hearst let expire in October 2007 without having purchased any Series A Shares. In addition, as directors of the Company, the members of the Special Committee currently receive directors fees and other benefits, as disclosed above under the heading “— Executive Compensation and Employment Agreements; Director Compensation.” It is possible that some or all of the existing directors of the Company, including the directors serving on the Special Committee, will cease service as directors if the Company were to become a wholly-owned subsidiary of Hearst.

Certain Arrangements between Hearst-Argyle and Hearst and its Affiliates

Except as set forth in the Offer to Purchase or elsewhere in this Statement, and to the best of the Company’s knowledge, as of the date of the Offer to Purchase, neither Hearst nor any of Hearst’s directors, executive officers or other affiliates (i) has any agreement, arrangement, understanding or relationship with any other person with respect to the securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies or

(ii) has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

The Company maintains certain agreements and/or arrangements with Hearst or parties related to Hearst, including:

•	a Lease Agreement (whereby the Company leases one floor of the Hearst Tower in Manhattan for its corporate offices);

•	a Tax Sharing Agreement (which was entered into with Hearst in connection with the July 1, 2008 tax consolidation and which specifies the method of determining the amounts owed and timing of payments resulting from the consolidation as well as providing for tax preparation and related services by Hearst to the Company);

•	a Management Agreement (whereby the Company provides certain management services such as sales, news, programming and financial and accounting management services with respect to certain Hearst-owned television and radio stations);

•	an Option Agreement (whereby Hearst granted the Company an option to acquire two of its television stations, KCWE-TV and WMOR-TV, and a right of first refusal to purchase the two stations as well as WPBF-TV if Hearst proposes to sell any station to a third party);

•	a Services Agreement (whereby Hearst provides the Company with certain administrative services, such as accounting, financial, legal, tax, insurance, data processing and employee benefits); and

•	a Studio Lease Agreement (whereby Hearst leases space from the Company for Hearst’s radio broadcast stations).

Further information regarding the arrangements mentioned above, as well as certain other contracts, agreements, arrangements and understandings between Hearst-Argyle and Hearst or its or Hearst’s executive officers, directors or affiliates are further described in Annex B to this Statement, which information is incorporated herein by reference, as well as in Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended, under Item 13 (“Certain Relationships and Related Transactions, and Director Independence”) and in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 under Note 10 to the Condensed Consolidated Financial Statements.

In addition, Mr. David J. Barrett, the President, Chief Executive Officer and a director of the Company, is also a director of The Hearst Corporation, Hearst Holdings and Hearst Broadcasting, an executive officer of Hearst Broadcasting and a trustee of The Hearst Family Trust. Mr. Frank A. Bennack, Jr., the Chairman of the Board of Directors, is also the Chief Executive Officer and Vice Chairman of the board of directors of The Hearst Corporation and Hearst Holdings, a director of Hearst Broadcasting and a trustee of The Hearst Family Trust. Mr. John G. Conomikes, a director of the Company, is also a director of The Hearst Corporation, Hearst Holdings and Hearst Broadcasting, an executive officer of Hearst Broadcasting and a trustee of the Hearst Family Trust. Mr. George R. Hearst, Jr., a director of the Company, is also Chairman of the board of directors of The Hearst Corporation and Hearst Holdings, a director of Hearst Broadcasting and a trustee of the Hearst Family Trust. Messrs. William R. Hearst, III, and Gilbert C. Maurer, directors of the Company, are also directors of The Hearst Corporation, Hearst Holdings and Hearst Broadcasting and trustees of The Hearst Family Trust. Messrs. Conomikes and Maurer also provide consulting services to The Hearst Corporation. Annex A to this Statement, as well as Schedules A and B of the Offer to Purchase, contain additional information regarding the relationships of certain officers and directors of Hearst with the Company, which information is incorporated by reference herein.

Hearst’s Percentage Holdings of Hearst-Argyle

According to the Offer to Purchase, Hearst owns 35,501,980 Series A Shares and all 41,298,648 Series B Shares outstanding. Each Series B Share is immediately convertible into one Series A Share at the holder’s election. Hearst’s 100% ownership of the Series B Shares entitles it to elect as a class all but two members of the Company’s Board of Directors (which shall not be less than a majority of the Board). The holders of the Series A Shares are entitled to elect the remaining two members of the Company’s Board of Directors. In connection with the combination of Hearst’s television broadcast group and related broadcast operations with those of Argyle Television, Inc. in 1997, Hearst agreed that, for purposes of any vote to elect directors and for so long as it held any Series B Shares, it would vote any Series A Shares that it owned only in the same proportion as the Series A Shares not held by Hearst are voted in the election.

Further information regarding Hearst’s share ownership can be found in the Offer to Purchase under “Special Factors — Section 6. Transactions and Arrangements Concerning the Shares” and in Schedule B.

Hearst’s Plans for Hearst-Argyle

The Offer to Purchase contains information, as of the date thereof, regarding the current plans or proposals or negotiations of Hearst which relate to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company, (iii) any material change in the Company’s present dividend rate or policy, or (iv) any other material change in the Company’s business.

In particular, Hearst has stated in the Offer to Purchase that, in connection with the Offer and the Merger, Hearst currently expects to retain the Series A Shares acquired by it, to operate Hearst-Argyle as a going concern under Hearst’s control and to review Hearst-Argyle’s assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine which changes may be necessary following the Offer and the Merger to best organize and integrate the activities of Hearst-Argyle and Hearst (and its affiliates). Hearst expressly reserved the right to make any changes to the Offer and its future plans that it deems necessary or appropriate in light of its review or future developments.

Hearst has also stated in the Offer to Purchase that, if the Offer is not completed, it will re-evaluate its options with respect to the Series A Shares owned by it and may consider:

•	engaging in open market or privately negotiated purchases of Series A Shares and/or converting some or all Series B Shares held by Hearst into Series A Shares in order to increase Hearst’s and its subsidiaries’ aggregate ownership of Series A Shares to at least 90% of the then outstanding Series A Shares and then effecting a short-form merger pursuant to Section 253 of the DGCL;

•	proposing that Hearst and Hearst-Argyle enter into a merger agreement, which would require the approval of Hearst-Argyle’s Board of Directors and the vote of the Series A Shares in favor of the merger agreement; or

•	keeping outstanding the public minority interest in Hearst-Argyle, in which case the public stockholders of Hearst-Argyle would, absent a sale by them in the public markets, retain their Series A Shares and would realize the benefit of any improvement in Hearst-Argyle’s business or profitability but would also bear the risk that the trading price per share could decline to a price that is less than the Offer Price, or that the Series A Shares become less readily marketable.

ITEM 4.	The Solicitation or Recommendation.

Position of the Special Committee

At a meeting held on May 3, 2009, the Special Committee unanimously determined that the Offer is fair to the stockholders of the Company, other than Hearst and its affiliates. Accordingly, the Special Committee unanimously recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their Series A Shares pursuant to the Offer.

The Special Committee made its determination after carefully considering the Offer, the prospects and value of the Company and other relevant facts and information, and after discussing such factors with the Special Committee’s financial and legal advisors. The factors that were considered by the Special Committee in making its recommendation are described below under “— Reasons for the Position.”

Background of the Offer

Hearst-Argyle was formed in August 1997 when, pursuant to a merger agreement, Hearst combined its television broadcast group and related broadcast operations with those of Argyle Television, Inc. Pursuant to the combination, Hearst owned a majority of the Series A Shares and all of the Series B Shares.

In April 2006, Hearst-Argyle management prepared materials relating to a possible buyout of the public interest in Hearst-Argyle at Hearst’s request. The materials included a chart showing pricing at various premiums to the then-current market price, $23.29 per share, and highlighted certain prices as a “possible range of prices for consideration.” The highlighted range included prices from $26.16 to $30.29, representing a premium of 12% to 30%, respectively, to the then-current market price. Hearst reviewed the materials prepared by Hearst-Argyle management and discussed certain issues related to a possible buyout with members of Hearst-Argyle’s management, such as whether any of Hearst-Argyle’s indebtedness would be accelerated and whether Hearst-Argyle would continue to be a public reporting company following such a buyout. Similar issues were also discussed at a meeting in September 2006 at which certain representatives of Hearst-Argyle management and Hearst were present. Hearst-Argyle and Hearst did not engage in discussions regarding the price of a possible transaction during either of these meetings.

In connection with Hearst-Argyle’s Annual Meeting of Stockholders held on May 3, 2007, a Hearst-Argyle stockholder proposed a stockholder’s resolution requesting the Board of Directors form an independent committee for the purpose of selling Hearst-Argyle. Hearst informed Hearst-Argyle that it intended to vote against the proposal. The proposal was defeated.

On August 24, 2007, Victor F. Ganzi, who at the time was the Chief Executive Officer of Hearst, advised David J. Barrett, the Chief Executive Officer of Hearst-Argyle, that Hearst had determined to acquire all of the Series A Shares not owned by Hearst by means of a cash tender offer (the “2007 Offer”). Shortly thereafter, Hearst delivered a letter to Hearst-Argyle setting forth various details of the 2007 Offer, and issued a press release regarding the same. Hearst-Argyle’s Board of Directors subsequently appointed a special committee of independent directors, consisting of David Pulver and Caroline L. Williams, to consider the 2007 Offer. Thereafter, the special committee of independent directors hired advisors, including Simpson Thacher & Bartlett LLP (“Simpson Thacher”), to advise as to legal matters and Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to act as financial advisor.

On September 14, 2007, Hearst commenced the 2007 Offer. The price offered in the 2007 Offer was $23.50 per Series A Share, and the offer included a non-waivable condition to Hearst’s obligation to accept for payment any tendered shares that there be validly tendered and not withdrawn a number of Series A Shares which constituted at least a majority of the outstanding Series A Shares, excluding those owned by Hearst and certain related persons. In addition, Hearst stated its intention to, if the tender offer was completed and it owned at least 90% of the issued and outstanding Series A Shares, effect a “short-form” merger under Delaware law at the same price as the offer price.

On September 27, 2007, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Special Committee that the Company’s stockholders reject the offer and not tender their Series A Shares. On October 12, 2007, Hearst allowed the 2007 Offer to expire without any shares being acquired by Hearst because the conditions to the offer (including the non-waivable minimum tender condition) were not satisfied.

On December 6, 2007, Hearst announced its intention to engage in open-market and privately-negotiated purchases of up to 8 million additional Series A Shares, which would increase its ownership to approximately 82% (after giving effect to the conversion of the Series B Shares owned by Hearst) and would allow Hearst to consolidate Hearst-Argyle with its other operations for U.S. federal income tax purposes. Following such time, Hearst proceeded to make a series of open market purchases, increasing its ownership to approximately 82% (after giving effect to the conversion of the Series B Shares owned by Hearst). According to information provided by Hearst, the last of these purchases was made on August 6, 2008 and Hearst has not purchased any additional Series A Shares since such time.

On Wednesday, March 25, 2009, Hearst delivered the following letter to the Board of Directors of Hearst-Argyle:

March 25, 2009

Board of Directors
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019

Ladies and Gentlemen:

We are pleased to advise you that we intend to offer to acquire all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. that we do not currently own at a price per share of $4.00 in cash. This offer represents a premium of approximately 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% over the average closing price of the shares for the 20 trading days immediately preceding March 24. We believe that our offer is fair to the public shareholders of Hearst-Argyle because, among other things, it provides immediate liquidity at an attractive premium to market.

As you know, we commenced a similar offer on September 14, 2007, which expired on October 12, 2007 and did not result in any shares being acquired by us because the conditions to our offer were not satisfied. Following the expiration of that offer, we decided that we would no longer seek to acquire all of the shares not already owned by us.

As you also know, on December 6, 2007, we announced our intention to engage in open-market and privately-negotiated purchases of up to 8 million shares of Series A Common Stock, which would increase our ownership to approximately 82% (on a fully-diluted basis) and allow us to consolidate Hearst-Argyle with our other operations for U.S. federal income tax purposes. As a result of these purchases and as disclosed in our Schedule 13D filing with the SEC on August 6, 2008, we now own approximately 82% of Hearst-Argyle (on a fully-diluted basis). All of our purchases during that period were conducted in the open market at prevailing market prices at the time of the transaction, and we have not purchased any additional shares since the date of that filing.

Recently, several factors have combined to cause us to reconsider our decision to forego the acquisition of the remaining publicly-held shares of Series A Common Stock. First, the substantial recent changes in the financial markets as well as in the media markets in which Hearst-Argyle operates have focused our attention on Hearst-Argyle’s capital structure, its relatively high level of indebtedness and its ability to refinance its debt on acceptable terms as it matures. We believe that if Hearst-Argyle were a wholly-owned subsidiary of Hearst it would more readily be able to navigate the troubled waters in which we find ourselves. Second, we have held discussions with the representative of a large unaffiliated shareholder of Hearst-Argyle, Private Capital Management, L.P. We believe that accounts advised by Private Capital hold over 7 million shares of Series A Common Stock. In our discussions, we were told that Private Capital is supportive of a transaction of the type we are proposing today. While Private Capital doubtless will wish to take into account your views in deciding how to respond to our tender offer, we understand from our communications that Private Capital is in principle supportive of a transaction at the price we now propose.

We intend to structure our proposed transaction as a cash tender offer made directly to the holders of shares of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors, as you did in response to our September 2007 offer, to consider our offer and make a recommendation to your shareholders regarding our offer. Our directors and executive officers who sit on your board will support the creation of a special committee. As it did in connection with our September 2007 offer, we expect that your special committee will retain its own legal and financial advisors to help it consider its position with respect to our offer. We intend to commence the tender offer in mid April. This will give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer Hearst-Argyle’s public shareholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

While we believe our proposal merits the support of the special committee, our proposal is not conditioned upon the special committee recommending or approving our offer.

The tender offer will be irrevocably conditioned upon the tender of a majority of the shares not owned by us or certain persons related to us. If that condition is satisfied and we buy the tendered shares, after converting our shares of Series B Common Stock we will own more than 90% of the outstanding shares of Series A Common Stock and will be entitled to use the “short-form” merger procedure to acquire any remaining shares of Series A Common Stock that we do not own. We intend to use that procedure promptly after the completion of the tender offer to acquire any remaining shares at the same per share paid in the offer. There will be no financing contingency associated with the tender offer.

A copy of the press release announcing the tender offer is enclosed for your information. We expect to make this release public later today. Please call me if you have any questions.

Sincerely yours,

Frank A. Bennack, Jr.

That same day, March 25, 2009, Hearst issued a press release announcing its intention to make the tender offer as described above. On March 26, 2009, the Company’s Board of Directors held a meeting and appointed a special committee of the Board of Directors and later that day, the Company issued a press release announcing the establishment of the Special Committee consisting of David Pulver and Caroline L. Williams and the postponement of its May 6, 2009 annual meeting.

The members of the Special Committee held a meeting on March 26, 2009, during which they discussed various matters, including the hiring of advisors. Upon due consideration, the Special Committee confirmed the retention of Simpson Thacher to advise as to legal matters. The Special Committee authorized Simpson Thacher to contact Morgan Stanley to discuss fee and other arrangements relating to Morgan Stanley serving as the Special Committee’s financial advisor. Over the next few days, the Special Committee and representatives of Simpson Thacher discussed engaging Morgan Stanley and the status of the engagement letter previously entered into with Morgan Stanley on August 30, 2007 in connection with the 2007 Offer.

On April 1, 2009, the Special Committee held an in person meeting with representatives of Simpson Thacher and Morgan Stanley to discuss various matters, including timing, process, diligence and certain stockholder considerations. After Morgan Stanley left the meeting, the Special Committee authorized Simpson Thacher to discuss with Morgan Stanley a reformulation of their fee arrangement and authorized the engagement of Morgan Stanley as financial advisor following agreement with respect to Morgan Stanley’s fees. The Special Committee also authorized the retention of Morris, Nichols, Arsht & Tunnell LLP to advise with respect to matters of Delaware law. On April 2, 2009 Morgan Stanley agreed to the fee arrangement and over the next several days the Special Committee finalized an amended and restated engagement letter with Morgan Stanley. On April 13, 2009, the Company issued a press release announcing the appointment of Simpson Thacher and Morgan Stanley as advisors to the Special Committee.

After being engaged, Morgan Stanley commenced its financial review of the Company. On April 3, 2009, Morgan Stanley requested non-public information from Hearst-Argyle concerning the business of Hearst-Argyle and certain related persons, which Hearst-Argyle provided over the next several days. On April 9, 2009, the Special Committee and representatives of Simpson Thacher and Morgan Stanley participated in a telephonic meeting to discuss the status of due diligence as well as certain procedural matters. From April 13, 2009 to April 17, 2009, Morgan Stanley had several meetings and calls with management of Hearst-Argyle.

On April 14, 2009, representatives of Lazard Frères & Co. LLC (“Lazard”), financial advisor to Hearst, and Morgan Stanley met to discuss the potential offer. Also on April 14, 2009, representatives of Morgan Stanley had a conversation with Private Capital Management L.P. (“PCM”) regarding the statements made in Hearst’s March 25, 2009 letter to the Board of Directors about PCM’s support of the transaction.

Further discussions between representatives of Lazard and Morgan Stanley took place telephonically on April 15 and April 16, 2009.

On April 16, 2009, representatives of Simpson Thacher had conversations with PCM’s counsel, Hearst’s internal counsel and Clifford Chance US LLP (“Clifford Chance”), outside counsel to Hearst, and it was communicated to representatives of Simpson Thacher that PCM would be unlikely to tender its Series A Shares if the Special Committee were to recommend that stockholders reject the Offer. On April 16, 2009, the Special Committee held telephonic meetings with representatives of Simpson Thacher and Morgan Stanley to discuss the status and progress of Morgan Stanley’s financial review and various matters relating to timing and process, including updates regarding Morgan Stanley’s conversations with Lazard and PCM and Simpson Thacher’s conversations with PCM’s counsel, Hearst’s internal counsel and Clifford Chance. The Special Committee also reviewed the scope of its responsibilities.

On April 21, 2009, the Special Committee and representatives of Morgan Stanley and Simpson Thacher met in person to continue to discuss the potential offer and Morgan Stanley presented its preliminary views and analysis of the potential offer. The Special Committee and representatives of Morgan Stanley and Simpson Thacher also discussed the role of the Special Committee and certain procedural matters. Morgan Stanley and Simpson Thacher were authorized to provide updates to Lazard and Clifford Chance, respectively, regarding the progress of the Special Committee, including the fact that the Special Committee was not prepared to recommend the Offer at $4.00 per Series A Share. Morgan Stanley and Simpson Thacher did not name a price that would be acceptable to the Special Committee.

Subsequently, Morgan Stanley and Lazard held discussions regarding valuation.

On the morning of April 23, 2009, the Special Committee and representatives of Morgan Stanley and Simpson Thacher met telephonically to discuss various matters, including the views of the Special Committee regarding the $4.00 offer price. Later that morning, the members of the Special Committee held a telephonic meeting with Mr. Bennack. During the call, the Special Committee expressed its views on the proposed offer and on the range of prices that the Special Committee could consider supporting. At the conclusion of the call, Mr. Bennack said he would be prepared to recommend to Hearst’s board of directors that Hearst increase its offer price to $4.50 per Series A Share. Mr. Bennack told the Special Committee that $4.50 per Series A Share was the most he was prepared to recommend. The Special Committee members did not formally endorse or approve the offer at that time, but indicated that, subject to completion of their analysis and further discussions with their advisors, they could be supportive of an offer at $4.50 per Series A Share.

On April 27, 2009, Hearst issued a press release announcing that it had increased its proposed offer price to $4.50 per Series A Share.

On April 28, 2009, the Special Committee and representatives of Simpson Thacher met telephonically to discuss recent developments, including the status of the lawsuits filed following Hearst’s March 25, 2009 announcement.

On April 30, 2009, the Company filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. Also on April 30, 2009, the Special Committee and representatives of Morgan Stanley and Simpson Thacher met telephonically to discuss the potential offer and certain procedural matters, and Morgan Stanley confirmed for the Special Committee its preliminary views and analysis of the potential offer and provided the Special Committee with certain updated information.

On May 3, 2009, the Special Committee and representatives of Morgan Stanley and Simpson Thacher met telephonically to review the position of the Special Committee. At this meeting, Morgan Stanley delivered its oral opinion, which was subsequently confirmed in writing (a copy of which is attached hereto as Annex C), to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the consideration to be paid in the Offer was fair, from a financial point of view, to the stockholders of the Company, other than Hearst, Hearst’s executive officers and directors, the trustees of The Hearst Family Trust, Hearst-Argyle’s executive officers and Hearst-Argyle’s directors who are elected by Hearst as holder of the Series B Shares (collectively with Hearst, the “Hearst Affiliated Shareholders”). At the conclusion of the meeting, after confirming the various reasons for the position discussed below, the Special Committee unanimously determined that the Offer is fair to the stockholders of the Company, other than Hearst and its affiliates, and to recommend that the Company’s stockholders accept the Offer and tender their Series A Shares pursuant to the Offer.

Reasons for the Position

In reaching the determination and in making the recommendation described above, the Special Committee considered and discussed with its advisors a number of factors.

Supportive Factors

The Special Committee viewed the following factors as being generally supportive in coming to its determination and recommendation:

Financial and Business Information.  The Special Committee took into account the historical and current financial condition, results of operations, business and prospects of the Company, the risks involved in achieving those prospects, and the conditions of the general economy and of the industries in which the Company operates. The Special Committee considered the level of deterioration and volatility in international and national economic conditions and the adverse impact of such factors on the Company’s current financial condition and operating performance, as well as on market valuation of the Company and other media companies. In its deliberations, the Special Committee was aware of the fact that the Company relies substantially upon sales of advertising for its revenues and that current economic conditions have caused advertisers, particularly those in the automotive industry (which constitutes a material portion of the Company’s advertising revenues), to significantly reduce their advertising spending.

Maturities of Indebtedness and Refinancing Prospects.  The Special Committee took into account the fact that the Company’s $500 million revolving credit facility (the “Bank Facility”) is scheduled to mature in April 2010 and the Company will be required to pay the remaining $180 million of its 7.18% senior, unsecured notes in two $90 million installments in each of 2009 and 2010. The Special Committee considered the constraints on liquidity in the current capital markets, which could result in an increase in the cost of, and a reduction in the availability of, new funds. The Special Committee also considered the costs inherent in obtaining any credit support from Hearst, were Hearst to agree to do so.

Risk of Default under the Bank Facility.  The Special Committee considered the risk of a covenant breach under the Company’s Bank Facility, which requires the Company to maintain compliance with certain covenants, including a covenant to maintain a leverage ratio of less than 5.0 times the trailing 12 months earnings before interest, taxes, depreciation and amortization (commonly known as EBITDA and as defined in the Bank Facility). The Special Committee recognized that if the Company either breached the leverage ratio covenant or sought a waiver of or amendment to the covenant, the Company would likely incur additional costs with respect to the Bank Facility, including additional fees and a higher interest rate.

Financial Analysis and Opinion of Morgan Stanley.  The Special Committee considered its discussions with Morgan Stanley and the oral opinion of Morgan Stanley delivered on May 3, 2009 (which was subsequently confirmed in writing by delivery of Morgan Stanley’s written opinion dated the same date), to the effect that, as of such date, and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the consideration to be paid in the Offer was fair, from a financial point of view, to the stockholders of the Company, other than the Hearst Affiliated Shareholders. The Special Committee also considered the presentation made by Morgan Stanley on April 21, 2009, as updated on May 3, 2009. All references in this Statement to Morgan Stanley’s presentation to the Special Committee shall be deemed to refer to the presentation made by Morgan Stanley on April 21, 2009, as updated on May 3, 2009. The full text of Morgan Stanley’s opinion is included as Annex C to this Statement, and Morgan Stanley’s presentation relating to such opinion is filed as an exhibit to the Schedule TO. Further discussion of the opinion of and the related presentation by Morgan Stanley to the Special Committee is set forth below under “— Opinion and Presentation of the Financial Advisor to the Special Committee.” The Special Committee was aware of the fees that Morgan Stanley is entitled to receive as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” in the Statement, which the Special Committee believed were designed to provide appropriate incentives for the financial advisor.

Revised Offer Price.  The Special Committee considered the fact that the Offer Price is $0.50 higher than the $4.00 offer price initially announced by Hearst on March 25, 2009, representing a 12.5% increase in the value of the consideration offered to the holders of Series A Shares.

Controlled Company Status and Lack of Strategic Alternatives.  The Special Committee took into account the fact that Hearst currently owns approximately 82% of outstanding Series A Shares (assuming conversion of Series B Shares owned by Hearst) and that Hearst has stated it is not interested in selling any of the Series A Shares beneficially owned by it. Accordingly, the Special Committee concluded the Company’s strategic alternatives (including an acquisition by a third party) are limited. In addition, the Special Committee is not aware of any firm offers made by third parties (other than Hearst and its affiliates) to acquire the Company during the past two years.

Majority of the Minority Condition.  The Special Committee believes that the Minimum Tender Condition, which cannot be waived by Hearst, would permit the holders of a majority of the outstanding Series A Shares to decide whether the Offer should be completed by choosing whether or not to tender their respective shares in the Offer.

Timing of Completion; No Financing Condition.  The Special Committee considered the anticipated timing of consummation of the Offer, which should allow stockholders to receive the Offer Price promptly, followed by the Merger in which remaining stockholders would receive the same consideration as received by stockholders who tender their shares in the Offer. In addition, Hearst’s commitment to effect the Merger as soon as reasonably practicable following consummation of the Offer provides a measure of assurance to the stockholders who choose not to tender their Series A Shares in the Offer that they also can receive equal value for their Series A Shares as soon as practicable. The Special Committee also considered the fact that the Offer is not conditioned on Hearst obtaining financing.

Appraisal Rights.  The Special Committee considered the fact that if the Offer is consummated and the Merger occurs, stockholders who do not tender their Series A Shares would be entitled to demand an appraisal of their Series A Shares under Section 262 the DGCL, as described in the Offer to Purchase under “The Offer — Section 9. Merger and Appraisal Rights; ‘Going Private’ Rules” and elsewhere in this Statement.

Premium Relative to Market Prices.  The Special Committee considered the current and historical trading prices of the Series A Shares. Based upon the closing price of the Series A Shares on March 24, 2009, the day before Hearst’s public announcement of its intent to make the Offer, the Offer Price represents a 115% premium. In addition, the Offer Price represents a premium of approximately 154% over the average closing price of the Series A Shares for the 20 trading days immediately preceding that date.

Potentially Negative Factors

The Special Committee considered the following factors to potentially be generally negative or not supportive in making its determination and recommendation:

Loss of Ability to Participate in the Future Growth of the Company.  The Special Committee considered the fact that any stockholder who tenders all of its Series A Shares in the Offer or has its Series A Shares converted into cash in the subsequent Merger would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company, including any increases due to a general economic recovery.

Risks the Offer and Merger May Not be Completed.  The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that Series A Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Special Committee considered the risks and costs to the Company if the Offer and the Merger are not consummated including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

Conflicts of Interest.  The Special Committee considered the actual and potential conflicts of interest between the Company and Hearst, whether in connection with the agreements described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above or otherwise, and of those directors, officers and employees of Hearst who also serve as members of the Company’s management and the Company’s Board of Directors. However, the Special Committee believes that the process of using a Special Committee comprised solely of independent directors is a well established mechanism under Delaware law to deal with this issue and believes that the Special Committee process effectively removed these conflicts as an issue. In addition, the existence of the Minimum Tender Condition further serves to mitigate any actual or potential conflict of interest.

Historical Market Prices.  The Special Committee was aware of the fact that the Series A Shares have historically traded at significantly higher levels than the Offer Price and that the Company has repurchased Series A Shares at prices ranging from $17.85-$22.68 in the past two years.

Matters Not Considered in Determining Fairness of the Offer

The Special Committee did not consider liquidation value because it believes that the Company is a viable going concern and Hearst has stated that it wishes to continue to conduct the Company’s business as a subsidiary of Hearst. The Special Committee did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful valuation for the Company and its business as the Company’s value is derived from cash flows generated from its continuing operations. The Company’s net book value per share as of December 31, 2008, calculated by dividing stockholders’ equity by the number of shares of common stock outstanding on such date, was $14.67.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. The Special Committee did not find it practicable to and did not quantify or otherwise assign relative weights to specific factors considered in reaching its determination and recommendation. Rather, the Special Committee viewed its determination and recommendation as being based on the totality of the information and factors presented to and considered by the Special Committee.

Projections Prepared by Certain Members of Management of the Company

In connection with its analysis of the Offer, management of the Company provided Morgan Stanley with internally prepared financial forecasts of Hearst-Argyle’s financial performance for the 5-year period ending 2013 in April 2009. The forecasts presented two cases: a base case and a sensitivity case (which reflects a lower level of financial performance by Hearst-Argyle). These financial forecasts are summarized below:

Hearst-Argyle Management Base Case Projections
(thousands of dollars)

	2009	2010	2011	2012	2013

Total Revenues	$640,992	$726,482	$679,731	$767,326	$707,224
Operating Income	102,871	175,919	131,952	219,966	156,110
Net Income	25,360	65,695	48,668	110,937	78,761
EBITDA(a)	151,958	235,606	191,014	279,997	216,141

(a)	EBITDA calculation is increased by projected stock-based compensation expense

Hearst-Argyle Management Sensitivity Case Projections
(thousands of dollars)

	2009	2010	2011	2012	2013

Total Revenues	$595,889	$679,945	$632,372	$766,784	$658,682
Operating Income	61,245	132,139	85,975	219,440	108,983
Net Income (Loss)	(4,046)	35,385	14,559	99,852	36,526
EBITDA(a)	110,332	191,826	145,037	279,471	169,014

(a)	EBITDA calculation is increased by projected stock-based compensation expense

The EBITDA numbers reflected in Morgan Stanley’s presentation differ from those shown above because the EBITDA calculations reflected in the projections provided by Hearst-Argyle’s management followed the methodology prescribed under Hearst-Argyle’s principal credit facilities. Notably, this methodology involved adding back to operating income Hearst-Argyle’s stock-based compensation expense. By contrast, the EBITDA data for Hearst-Argyle in the Morgan Stanley presentation reflected a methodology commonly used for financial analyses in which stock-based compensation expense is not added back to operating income. Using the methodology reflected in the Morgan Stanley presentation, the amounts of EBITDA based on the projections prepared by Hearst-Argyle’s management are as follows:

Revised EBITDA(a)
(thousands of dollars)

	2009	2010	2011	2012	2013

Base Case	$145,058	$228,706	$184,114	$273,097	$209,241
Sensitivity Case	103,432	184,926	138,137	272,571	162,114

(a)	EBITDA calculation is not increased by projected stock-based compensation expense.

In addition, certain of the operating income, net income and EBITDA numbers reflected in the forecasts provided to Morgan Stanley in April differ from those reflected in the forecasts provided to Hearst in early 2009 in connection with ongoing discussions between Hearst and the Company over the Company’s proposed debt refinancing. These differences are not material and arise primarily due to expense reduction measures implemented by the Company in February and March of 2009.

The financial objectives, forecasts, projections and certain other financial information disclosed or referred to by the Company in this Statement (or any amendment hereto) or disclosed in the Schedule TO (or any amendment thereto) (other than any financial results that have been disclosed in a report required to be filed with the SEC pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were prepared by the Company for its internal use and not with a view to publication. None of such information was prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. Such information was based on assumptions concerning the operations and business prospects of the Company and other revenue and operating assumptions. Information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Company’s filings with the SEC under the Exchange Act, and elsewhere in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto). These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. The inclusion of such information in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto) should not be regarded as an indication that the Company or its affiliates or representatives considered or consider such data to be necessarily predictive of actual future events, and such data should not be relied upon as such. None of the Company or any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the company compared to the information contained in the information set forth above, and none of them intends to provide any update or revision thereof.

Opinion and Presentation of Financial Advisor to the Special Committee

At the meeting of the Special Committee on May 3, 2009, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of May 3, 2009, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by holders of the Series A Shares pursuant to the Offer was fair from a financial point of view to such holders (other than the Hearst Affiliated Shareholders).

The full text of the written opinion of Morgan Stanley, dated May 3, 2009, is attached as Annex C to this Statement. Morgan Stanley’s opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders are encouraged to read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Special Committee and addresses only the fairness from a financial point of view of the consideration to be received by holders the Series A Shares pursuant to the Offer, other than the Hearst Affiliated Shareholders, as of the date of the opinion. The opinion does not address any other aspects of the transactions. The opinion, and the other views and analysis of Morgan Stanley referenced throughout this Statement, do not constitute a recommendation to any holder of the Series A Shares as to whether to tender their Series A Shares pursuant to the Offer or take any other action in connection with the Offer. The summary of the opinion of Morgan Stanley set forth in this statement is qualified in its entirety by reference to the full text of the opinion, which is incorporated herein by reference.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections prepared by the management of the Company and discussed such projections with the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company, including information relating to strategic, financial and operational plans, with the management of the Company;

•	reviewed the reported prices and trading activity for the Series A Shares;

•	compared the financial performance of the Company and the prices and trading activity of the Series A Shares with that of certain other comparable publicly traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions with Hearst’s financial advisors;

•	reviewed drafts of the Offer to Purchase, the related Letter of Transmittal and Schedule TO, all dated as of May 2, 2009, which Morgan Stanley has assumed, with the authorization of the Special Committee, are substantially in the form of the Offer to Purchase, Letter of Transmittal and Schedule TO to be filed with the Securities and Exchange Commission, and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without assuming any responsibility or liability for independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational plans, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management regarding the future financial performance of the Company. Morgan Stanley also assumed that the tender offer and any subsequent merger will be consummated as contemplated in the Offer to Purchase. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and has relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters.

Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Series A Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor had it been furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion did not address the relative merits of the Offer as compared with any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did Morgan Stanley negotiate with any party other than The Hearst Corporation with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Hearst, the Company or any other company or any currency or commodity that may be involved in this transaction or any related derivative instrument.

In the past, Morgan Stanley and its affiliates have provided financial advisory services for the Company and have received fees for the rendering of these services. Morgan Stanley may also seek to provide such services to Hearst and the Company in the future and expects to receive fees for the rendering of these services.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated May 3, 2009. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

No company or transaction utilized in the analyses is identical to the Company or the Offer. In evaluating the companies and transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as, among other things, the impact of competition on the businesses of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

The estimates contained in Morgan Stanley’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

Projected Financial Performance Cases.  Morgan Stanley reviewed the Company’s projected financial performance based on publicly available equity research estimates through calendar years 2009 and 2010, which is referred to in this section as the “Research Estimates.” In addition, Morgan Stanley reviewed management estimates of the Company’s projected financial performance through calendar year 2013 under two sets of financial projections: management’s base case and management’s sensitivity case, which reflects a lower level of financial performance by the Company (referred to in this section as the “Management Cases”). The Management Cases are described in greater detail under the heading “Projections Prepared by Certain Members of Management of the Company.”

Historical Share Price Analysis.  Morgan Stanley performed a historical share price analysis to provide background and perspective with respect to the historical share prices of the Series A Shares. Morgan Stanley reviewed the historical price performance and average closing price of the Series A Shares for various periods ending on March 24, 2009, the day before the Offer was publicly announced, and compared them to the Offer Price of $4.50. Morgan Stanley observed that the range of such closing prices for the twelve month period prior to March 24, 2009 was $1.46 to $23.40, and further observed the following:

		Offer Price as Compared to
	Average	Series A Share
	Closing	Prices, Implied Premium
	Price	Based on $4.50 Offer Price

1 Day Prior	$2.09	115%
1 Month Prior	$1.77	154%
3 Months Prior	$3.62	24%
6 Months Prior	$8.30	(46)%
1 Year Prior	$14.49	(69)%
2 Years Prior	$18.88	(76)%
3 Years Prior	$20.51	(78)%
4 Years Prior	$21.53	(79)%
5 Years Prior	$22.32	(80)%

Comparable Company Analysis.  Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies. Morgan Stanley compared the Company’s projected financial performance based on both the Research Estimates and the Management Cases with publicly available consensus equity research estimates for other companies that shared similar business characteristics of the Company. Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered similar to certain operations of the Company. Morgan Stanley also considered the amount of each company’s revenue and the size of their market capitalization in determining the comparable companies. The companies used in this comparison included the following television broadcasting companies:

•	LIN TV Corp.

•	Gray Television, Inc.

•	Sinclair Broadcast Group, Inc.

•	Nexstar Broadcasting Group, Inc.

•	Belo Corp.

For purposes of this analysis, Morgan Stanley analyzed for each of these companies for comparison purposes the ratio of aggregate value, defined as equity value plus total estimated market value of debt less cash and cash equivalents and the value of unconsolidated investments, to blended calendar year 2008 EBITDA and estimated calendar year 2009 EBITDA. For purposes of these analyses, EBITDA is defined as earnings before interest, taxes, depreciation and amortization, reflecting 100% consolidation, including minority interests (based on publicly available equity research estimates).

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of the aggregate value to blended 2008 and 2009 estimated EBITDA multiples for the comparable companies and applied this range of multiples to the relevant Company financial statistics. For purposes of calculating the implied value per share based on a range of aggregate value to EBITDA ratios, Morgan Stanley multiplied blended calendar year 2008 and 2009 estimated EBITDA by the representative ranges of aggregate value to EBITDA ratios, subtracted the Company’s total book value of debt, added cash and cash equivalents, added the value of unconsolidated investments, and divided by the Company’s fully diluted shares outstanding. Based on the Company’s fully-diluted shares outstanding as of December 31, 2008, Morgan Stanley estimated the implied value per Series A Share as follows for the Research Estimates and the Management Cases:

	Company	Comparable		Implied Value	Implied
Aggregate Value to Blended 2008 and 2009E	Financial	Company		per Series A	Transaction
EBITDA	Statistic	Multiple Range		Share	Multiple
	($ in millions)

Management Base Case	$177	4.5x - 6.0	x	$0.27 - 3.09	6.8	x
Management Sensitivity Case	$156	4.5x - 6.0	x	$ NM - 1.76	7.7	x
Research Estimates	$152	4.5x - 6.0	x	$ NM - 1.48	7.9	x

Morgan Stanley then repeated the analysis, using only an estimated calendar year 2009 EBITDA. Based on the Company’s fully-diluted shares outstanding as of December 31, 2008, Morgan Stanley estimated the implied value per Series A Share as follows for the Research Estimates and the Management Cases:

	Company	Comparable		Implied Value	Implied
	Financial	Company		per Series A	Transaction
Aggregate Value to 2009E EBITDA	Statistic	Multiple Range		Share	Multiple
	($ in millions)

Management Base Case	$145	5.5x - 7.5	x	$0.30 - 3.37	8.2	x
Management Sensitivity Case	$103	5.5x - 7.5	x	$ NM - 0.06	11.5	x
Research Estimates	$100	5.5x - 7.5	x	$ NM	12.0	x

Morgan Stanley compared these ranges to the Offer Price of $4.50.

Equity Research Analysts’ Price Targets.  Morgan Stanley reviewed and analyzed future public market trading price targets for the Series A Shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of the Series A Shares. The range of undiscounted analyst price targets for the Series A Shares was $2.00 to $2.50 (pre-Offer) and $4.50 to $5.50 (post-Offer). Morgan Stanley discounted only those future price targets identified by the equity research analysts to be 12-month price targets using an 19% cost of equity discount rate, resulting in a discounted analyst price target range of $1.68 to $2.10 (pre-Offer). Morgan Stanley did not discount post-Offer analyst price targets, as such price targets represent takeover prices on the Series A Shares.

Morgan Stanley compared these ranges to the Offer Price of $4.50.

The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Series A Shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Premia Paid Analysis.  Morgan Stanley performed a premia paid analysis based upon the premia paid in precedent all-cash minority squeeze-out transactions identified that were announced since 2004, primarily in order to provide an additional perspective to the Special Committee. Morgan Stanley considered 20 precedent transactions, all of which had total equity values of $200 million or greater.

Morgan Stanley analyzed the transactions to determine the premium paid for the target as determined using the stock price on the day immediately prior to the earliest of the deal announcement, announcement of a competing bid, or market rumors. Based on this analysis, Morgan Stanley selected a representative range of premia and applied this range to the price of the Series A Shares on the day prior to March 25, 2009, the day the Offer was publicly announced, to derive the implied value per Series A Share:

	Illustrative	Implied Value per
	Premia Range	Series A Share

Precedent Premia Paid	15% - 35%	$2.40 - 2.82

Morgan Stanley compared this range to the Offer Price of $4.50.

Discounted Cash Flow Analysis.  Morgan Stanley performed an illustrative discounted cash flow analysis using estimates provided by the Company’s management of the Company’s free cash flow, defined for the purpose of this analysis as EBITDA minus cash taxes, minus capital expenditures, minus change in net working capital, minus acquisitions. Morgan Stanley derived illustrative indications of net present value per Series A Share by applying discount rates ranging from 10% to 12% to the projected free cash flows for the second half of fiscal year 2009 and fiscal years 2010 through 2012 and terminal EBITDA multiples of 4.5-6x of blended calendar year 2012 and 2013 estimated EBITDA. These analyses resulted in the ranges of implied present values per share that are detailed below:

Implied Value
Discounted Cash Flow Analysis Forecast Case	per Series A Share

Management Base Case	$4.05 - 7.44
Management Sensitivity Case	$2.56 - 5.61

Morgan Stanley compared these ranges to the Offer Price of $4.50.

In connection with the review of the Offer by the Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Offer from a financial point of view to holders of shares of the Series A Shares other than the Hearst Affiliated Shareholders, and in connection with the delivery of its opinion dated May 3, 2009 to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which the Series A Shares of the Company might actually trade.

In addition, Morgan Stanley’s opinion and its presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in deciding to make its recommendation described in this Statement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Special Committee or of the Board of Directors with respect to the consideration or of whether the Special Committee or the Board of Directors would have been willing to agree to different consideration. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

The Special Committee selected Morgan Stanley as its financial advisor in connection with the Offer because Morgan Stanley is an internationally-recognized banking firm with substantial experience in similar transactions. Morgan Stanley, as part of its investment banking and financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic alliances, competitive bids and private placements and valuations for corporate, estate and other purposes. As compensation for serving as financial advisor to the Special Committee in connection with the Offer, Morgan Stanley is entitled to receive the fees discussed below in “Item 5. Persons/Assets Retained, Employed, Compensated or Used.” Morgan Stanley also acted as financial advisor to the Special Committee in connection with Hearst’s 2007 Offer, and was paid a fee in connection with such services. Morgan Stanley may also seek to provide such services to Hearst and the Company in the future and expects to receive fees for the rendering of these services.

A copy of Morgan Stanley’s opinion is included as Annex C to this Statement, and a copy of Morgan Stanley’s written presentation to the Special Committee is attached as an exhibit to the Schedule TO. The opinion and written presentation will be available for any interested stockholder of the Company (or any representative of the stockholder who has been so designated in writing) to inspect and copy at the Company’s principal executive offices during regular business hours.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, except as set forth below, each of the Company’s executive officers, directors, affiliates and subsidiaries is currently undecided as to whether such person will or will not tender pursuant to the Offer any Series A Shares held of record or beneficially owned by such person, as of the date hereof, other than Frank A. Bennack, Jr., John G. Conomikes, George R. Hearst, Jr., William R. Hearst, III, Gilbert C. Maurer, David Pulver and Caroline L. Williams, who currently intend to tender pursuant to the Offer the Series A Shares owned by them, as of the date hereof. Except for the recommendation of the Special Committee, on behalf of the Company, disclosed herein, to the knowledge of the Company after making reasonable inquiry, no executive officer, director or affiliate of the Company has made any formal recommendation in support of or opposed to the Offer.

ITEM 5.	Persons/Assets Retained, Employed, Compensated or Used.

Morgan Stanley is acting as the Special Committee’s financial advisor in connection with the Offer. Pursuant to the terms of its engagement, the Company has agreed to pay Morgan Stanley the following fees:

•	a $1,000,000 initial opinion fee to be paid by the Company within five business days of Morgan Stanley’s delivery of the initial financial opinion or financial adequacy letter with respect to the fairness or adequacy, as appropriate, of the consideration offered or to be received in a transaction in which Hearst seeks to acquire substantially all of the Series A Shares it does not beneficially own (a “Transaction”); and

•	a $2,000,000 transaction fee to be paid by the Company upon closing of a Transaction.

Morgan Stanley may also seek to provide such services to Hearst and/or the Company in the future and expects to receive fees for the rendering of these services.

The Company has agreed to reimburse Morgan Stanley for reasonable and customary expenses, including travel costs, document production and fees of outside legal counsel and other professional advisors engaged with the Special Committee’s consent. The Company has also agreed to indemnify Morgan Stanley against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising in connection with its engagement.

In the ordinary course of its business, Morgan Stanley and its respective affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company, Hearst or any other company that may be involved in the Offer. As described above, Morgan Stanley also served as financial advisor to the Special Committee in connection with Hearst’s 2007 Offer, for which it was paid a $2,500,000 advisory fee.

Certain officers and employees of the Company may render services in connection with the Offer but they will not receive any additional compensation for such services.

In light of the mandate of the Special Committee with respect to the Offer and the retention of advisors to assist the Special Committee, a majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the transaction.

Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer. The Company has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, the Company’s stockholders should not rely on any other information.

The following is an estimate of the fees and expenses incurred and estimated to be incurred by the Company in connection with the Offer:

Financial Advisors’ Fees and Expenses	$3,080,000
Legal and Other Advisory Fees and Expenses	$1,120,000
Printing and Miscellaneous Fees and Expenses	$40,000

ITEM 6.	Interests in Securities of the Subject Company.

Except as set forth below or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Series A Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

	Date of	Nature of	Type & No. of	Share
Name	Transaction	Transaction	Shares	Price ($)	Transaction Type

Ken Elkins Director	3/18/09	Acquisition	4,000 stock options to acquire Series A Common Stock	$1.80	Granted pursuant to the Company’s Amended and Restated 2007 Long Term Incentive Compensation Plan.
	3/18/09	Acquisition	1,143 shares of restricted Series A Common Stock	$0	Granted pursuant to the Company’s Amended and Restated 2007 Long Term Incentive Compensation Plan.

ITEM 7.	Purposes of the Transaction and Plans or Proposals.

Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company’s knowledge, no negotiation is being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer or other acquisition of Series A Shares by Hearst, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company’s knowledge, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8.	Additional Information.

Merger

Under Section 253 of the DGCL, if Hearst acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Series A Shares, Hearst will be able to effect the Merger after completion of the Offer, without prior notice to, or any action by, the Board of Directors or stockholders of the Company. The Offer to Purchase, under “The Offer — Section 9. Merger and Appraisal Rights; ‘Going Private’ Rules” contains further details on how Hearst would plan to effect the Merger.

Under Section 251 of the DGCL, if Hearst does not own at least 90% of the Series A Shares, approval of the Board of Directors of the Company and a majority of the stockholders of the Company entitled to vote thereon would be required to approve a merger of the Company with Hearst or a subsidiary thereof. Hearst presently has a sufficient number of votes to effect the stockholder approval of such a merger pursuant to Section 251 of the DGCL, which approval could be effected by a vote at a meeting of stockholders or by written consent. However, in that event, due to the requirement to comply with the federal securities laws and regulations governing the solicitation of proxies (and the requirement to prepare and distribute a proxy statement or information statement) a longer period of time likely would be required to effect a merger, if any.

Appraisal Rights

No appraisal rights are available in connection with the Offer. According to the Offer to Purchase, however, if the Merger is consummated, each holder of Series A Shares who has not tendered their Series A Shares in the Offer and has neither voted in favor of the Merger nor consented thereto in writing and who properly demands an appraisal of their Series A Shares under Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of their Series A Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid from the date of the Merger, as determined in accordance with the DGCL. The value so determined could be more than, less than or the same as the value paid in the Merger. Appraisal rights are described in the Offer to Purchase under “The Offer — Section 9. Merger and Appraisal Rights; ‘Going Private’ Rules.”

The foregoing discussion of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per share to be paid in the merger, without interest.

Provisions for Unaffiliated Security Holders

The Company has made no provision in connection with the Offer to grant any unaffiliated securities holder access to its corporate files or to obtain counsel or appraisal services at the expense of the Company.

Certain Legal and Regulatory Matters

Except as set forth in this Statement and the annexes and exhibits to this Statement, the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Hearst’s acquisition or ownership of the Series A Shares pursuant to the Offer. Hearst has indicated that, should any such approval or other action be required, it contemplates (as of the date of the Offer to Purchase) that such approval or actions would be sought to be taken.

State Takeover Laws

A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. According to the Offer to Purchase, Hearst does not believe that any state takeover laws purport to apply to the Offer or the Merger, and Hearst has not, as of the date of the Offer to Purchase, attempted to comply with state takeover statutes in connection with the Offer. According to the Offer to Purchase, Hearst is reserving the right to challenge the validity or applicability of any state law purportedly applicable to the Offer or the Merger, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that any takeover statute applies to the Offer or the Merger, and if an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, Hearst might be required to file certain information with, or receive approvals from, the relevant state authorities, and, according to the Offer to Purchase, Hearst might be unable to accept for payment, or pay for, Series A Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, according to the Offer to Purchase, Hearst may not be obligated to accept for payment or pay for any Series A Shares tendered pursuant to the Offer.

Stockholder Litigation

On March 25, 2009, Hearst announced its intention to commence a tender offer at a price of $4.00 per Series A Share in cash. Thereafter, a number of purported shareholder class actions were filed against the Company, Hearst and members of the Company’s Board of Directors, concerning the Offer. The Company is aware of the following six class action lawsuits:

•	Paul Schwartz v. Hearst-Argyle Television, Inc., et al., No. 09-600926/09 (In the Supreme Court of the State of New York County of New York)

•	Alan Kahn v. Hearst-Argyle Television, Inc., et al., No. 09-650163/09 (In the Supreme Court of the State of New York County of New York)

•	Karen Chana Kupfer v. David J. Barrett, et. al., No. 4460-VCN (In the Court of Chancery of the State of Delaware in and for New Castle County)

•	Stationary Engineers Local 39 Pension Plan v. Hearst-Argyle Television, Inc., et al., No. 4459-VCN (In the Court of Chancery of the State of Delaware in and for New Castle County)

•	Nira Blizinsky v. Hearst-Argyle Television, Inc., et al., No. 09-650178/09 (In the Supreme Court of the State of New York County of New York)

•	Geoffrey Sullivan and Susan Sullivan v. Frank A. Bennack, et al., No. 09-601101/09 (In the Supreme Court of the State of New York County of New York), which was voluntarily dismissed and refiled and captioned as Geoffrey Sullivan and Susan Sullivan v. Frank A. Bennack, et al., No. 601298/09 (In the Supreme Court of the State of New York County of New York)

On April 20, 2009 the actions filed in Delaware were consolidated by court order under the caption In re Hearst-Argyle Television, Inc. Shareholders Litigation, Case No. 4459-VCN.

The complaints, purportedly on behalf of all public stockholders of the Company other than the defendants and persons related to or affiliated with the defendants, generally allege, among other things, that: Hearst, Hearst-Argyle and the individual Hearst-Argyle directors breached their fiduciary duties to Hearst-Argyle’s public stockholders as a result of the Offer; all of the Hearst-Argyle directors, including members of the Special Committee, have a conflict of interest and cannot adequately represent the public Hearst-Argyle stockholders; the Offer Price is inadequate and the Offer was timed to take advantage of recent declines in the price of the Series A Shares; Hearst, Hearst-Argyle and the individual Hearst-Argyle directors have caused materially misleading and incomplete information to be disseminated to Hearst-Argyle’s public stockholders; and Hearst is engaging in unfair self-dealing, not acting in good faith towards Hearst-Argyle’s public stockholders, and the Offer is a product of the conflict of interest between Hearst-Argyle’s public stockholders and Hearst.

The lawsuits seek, among other things, to recover unspecified damages and costs (including attorneys’ fees) and to enjoin or rescind the transactions contemplated by the Offer to Purchase.

On April 30, 2009, the Company, Hearst, and members of the Company’s Board of Directors entered into an agreement in principle to settle the aforementioned purported class action lawsuits. The agreement in principle is set forth in a Memorandum of Understanding (“MOU”) with counsel for class plaintiffs in each of the purported class actions. The basic terms of the MOU, which is subject to court approval, are that (1) the Company, Hearst and members of the Company’s Board of Directors have denied and continue to deny having committed or attempted to commit any violations of law or breaches of duty of any kind; (2) Hearst will increase the Offer Price from $4.00 to $4.50 a share and the lawsuits and related discussions engaged in with counsel for the class plaintiffs were taken into account by Hearst in connection with that determination and were among the factors taken into consideration by the Special Committee and its advisors in connection with its determination to recommend to the public stockholders of the Company to accept, and tender into, the Offer; (3) the class plaintiffs will dismiss their claims and provide releases to the Company, Hearst, and members of the Company’s Board of Directors, including members of the Special Committee, and their respective advisors as specified in the MOU; and (4) the class plaintiffs will engage in confirmatory discovery to confirm that the terms of the Offer, including valuation and disclosures, are fair and reasonable. This summary discussion of the MOU and its basic terms is qualified by reference to the full text of the MOU, which is filed as Exhibit (a)(5)(ix) to the Schedule TO.

The Company engaged counsel to represent members of the Special Committee with respect to these claims. The Company also engaged separate counsel for the Company and the other members of the Company’s Board of Directors with respect to the claims.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in the Company’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.	Exhibits.

The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST-ARGYLE TELEVISION, INC.

By:	/s/ DAVID J. BARRETT
Name:     David J. Barrett

Title:	President and Chief Executive Officer

Dated: May 4, 2009

INDEX TO EXHIBITS

(a)(1)	Letter dated May 4, 2009 from the Special Committee of Hearst-Argyle to holders of Series A Common Stock of Hearst-Argyle Television, Inc.*
(a)(2)	Press release dated March 26, 2009 titled Hearst-Argyle Television Responds to Announcement by Hearst Corporation (incorporated by reference to the Company’s Schedule 14D-9C filed March 26, 2009).
(a)(3)	Press release dated April 13, 2009 titled Special Committee of Hearst-Argyle Television Board Appoints Advisors to Assist in Review of Hearst Corporation Tender Offer (incorporated by reference to the Company’s Schedule 14D-9C filed April 13, 2009).
(a)(4)	Press release dated May 4, 2009 titled Special Committee of the Board of Directors of Hearst-Argyle Television Recommends Stockholders Accept Hearst Corporation Tender Offer.*
(a)(5)	Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 600926/09, filed in the Supreme Court of the State of New York on March 25, 2009 (incorporated by reference to Exhibit (a)(5)(i) of the Schedule TO).
(a)(6)	Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650163/09, filed in the Supreme Court of the State of New York on March 25, 2009 (incorporated by reference to Exhibit (a)(5)(ii) of the Schedule TO).
(a)(7)	Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009 (incorporated by reference to Exhibit (a)(5)(iii) of the Schedule TO).
(a)(8)	Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009 (incorporated by reference to Exhibit (a)(5)(iv) of the Schedule TO).
(a)(9)	Complaint of Nira Blizinsky, on behalf of herself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650178/09, filed in the Supreme Court of the State of New York on April 1, 2009 (incorporated by reference to Exhibit (a)(5)(v) of the Schedule TO).
(a)(10)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601101/09, filed in the Supreme Court of the State of New York on April 10, 2009 and voluntarily dismissed on April 15, 2009 and re-filed in the Supreme Court of the State of New York on April 28, 2009 (as refiled, Exhibit (a)(12)) (incorporated by reference to Exhibit (a)(5)(vi) of the Schedule TO).
(a)(11)	Order of the Court of Chancery of the State of Delaware dated April 20, 2009 consolidating the Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, and the Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, as In re Hearst-Argyle Television, Inc. Shareholders Litigation, Civil Action No. 4459-VCN (incorporated by reference to Exhibit (a)(5)(vii) of the Schedule TO).
(a)(12)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601298/09, filed in the Supreme Court of the State of New York on April 28, 2009 (incorporated by reference to Exhibit (a)(5)(viii) of the Schedule TO).
(a)(13)	Memorandum of Understanding, dated April 30, 2009 (incorporated by reference to Exhibit (a)(5)(ix) of the Schedule TO).
(e)(1)	Pages 8-27 of the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008.*
(e)(2)	Employment Agreement, dated as of January 1, 2009, between the Company and David J. Barrett (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(3)	Employment Agreement, dated as of January 1, 2008, between the Company and Harry T. Hawks (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008).
(e)(4)	Employment Agreement, dated as of January 1, 2009, between the Company and Philip M. Stolz (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(5)	Employment Agreement, dated as of January 1, 2009, between the Company and Frank C. Biancuzzo (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(6)	Employment Agreement, dated as of June 27, 2008, between the Company and Roger Keating (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 2, 2009).

(e)(7)	Amended and Restated 2007 Long Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(8)	2004 Long Term Incentive Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed October 28, 2004).
(e)(9)	2003 Incentive Compensation Plan (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Schedule 14A filed April 4, 2008).
(e)(10)	1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
(e)(11)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Appendix C to the Proxy Statement/Prospectus included in the Company’s Registration Statement on Form S-4 (File No. 333-32487)).
(e)(12)	Amendment No. 1 to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
(e)(13)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed September 25, 2008).
(e)(14)	Form of Indemnification Agreement.*
(e)(15)	Lease Agreement dated May 5, 2006, between the Company and Hearst Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(e)(16)	Tax Sharing Agreement, dated as of October 30, 2008, between the Company and Hearst Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008).
(e)(17)	Management Services Agreement, dated as of August 29, 1997, between The Hearst Corporation and Argyle Television (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed October 16, 1997).
(e)(18)	Amended and Renewed Management Services Agreement dated as of August 29, 2000, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed April, 1 2005).
(e)(19)	Second Extension of the Amended and Renewed Management Services Agreement, dated as of August 29, 2004, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed April 1, 2005).
(e)(20)	Fifth Extension of the Amended and Renewed Management Services Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(21)	Sixth Extension of the Amended and Renewed Management Services Agreement, dated as of January 1, 2009, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(22)	Amended and Renewed Option Agreement, dated as of August 29, 2000, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed April, 1 2005).
(e)(23)	Second Extension of the Amended and Renewed Option Agreement, dated as of August 29, 2004, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed April, 1 2005).
(e)(24)	Third Extension of the Amended and Renewed Option Agreement, dated as of January 1, 2006, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
(e)(25)	Fourth Extension of the Amended and Renewed Option Agreement, dated as of January 1, 2007, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
(e)(26)	Fifth Extension of the Amended and Renewed Option Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(27)	Sixth Extension of the Amended and Renewed Option Agreement, dated as of January 1, 2009, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(28)	Services Agreement, dated as of August 29, 1997, between The Hearst Corporation and Argyle Television, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed October 16, 1997).
(e)(29)	Amendment No. 7 to Service Agreement, dated as of December 1, 2004, by and between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).
(e)(30)	Amendment No. 8 to Services Agreement, dated as of January 1, 2006, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
(e)(31)	Amendment No. 9 to Service Agreement, dated as of January 1, 2007, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
(e)(32)	Amendment No. 10 to Service Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(33)	Amendment No. 11 to Service Agreement, dated as of January 1, 2009, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(34)	Studio Lease Agreement, dated as of August 29, 1997, between The Hearst Corporation and Argyle Television (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed October 16, 1997).
(e)(35)	Amendment to Studio Lease Agreement, dated as of August 29, 2000, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed April 1, 2005).
(e)(36)	Second Extension of the Amended Studio Lease Agreement, dated as of August 29, 2004, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed April 1, 2005).
(e)(37)	Third Extension of the Amended Studio Lease Agreement, dated as of January 1, 2006, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
(e)(38)	Fourth Extension of the Amended Studio Lease Agreement, dated as of January 1, 2007, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
(e)(39)	Fifth Extension of the Amended Studio Lease Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(40)	Sixth Extension of the Amended Studio Lease Agreement, dated as of January 1, 2009, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(41)	Amended and Restated Retransmission Rights Agency Agreement, dated as of April 2, 2008 between Lifetime Entertainment Services and the Company (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008), as amended by the Letter Agreement dated as of October 17, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008).
(e)(42)	Amended and Restated Retransmission Rights Agency Agreement, dated as of April 2, 2008, between Lifetime Entertainment Services and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008).
(e)(43)	Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, among The Hearst Corporation, HAT Merger Sub. Inc., HAT Contribution Sub, Inc. and Argyle Television, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Registration Statement on Form S-4 (File No. 333-32487)).

*	Filed herewith.

ANNEX A

Certain information Concerning the
Directors and Executive Officers of the Company

The following table sets forth, as of May 4, 2009, the name, business address, present principal occupation or employment and the material occupations, positions, offices or employment for the past five years of each director and executive officer of the Company. Each person listed below is a citizen of the United States of America. Neither the Company nor any of the listed persons (and according to the Offer to Purchase, neither The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting nor trustees of The Hearst Family Trust), during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed in this Statement or in the Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with the Company over the past two years that had an aggregate value that exceeds $60,000. Unless otherwise specified, each person listed below has his or her business address at c/o 300 West 57th Street, New York, New York 10019.

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

David J. Barrett	Hearst-Argyle Television Inc.:
Chief Executive Officer (since January 2001)
President (since June 1999)
Director (since August 1997)
Hearst:
Director: The Hearst Corporation (since 1996)
Director: Hearst Holdings, Inc. (since 1997)
Vice President: Hearst Broadcasting (since 1997)
Director: Hearst Broadcasting (since 1996)
Other:
Director: The William Randolph Hearst Foundation
Director: The Hearst Foundation
Trustee: The Hearst Family Trust (since 2007)

Frank A. Bennack, Jr.	Hearst-Argyle Television, Inc.:
Chairman of the Board (since September 2008)
Director (since August 1997)
Hearst:
Chief Executive Officer: The Hearst Corporation (since June 2008)
Vice Chairman of the Board: The Hearst Corporation (since 2002)
Chairman of the Executive Committee: The Hearst Corporation (since 2002)
Director: The Hearst Corporation (since 1975)
Chief Executive Officer: Hearst Holdings, Inc. (since 2008)
Vice Chairman of the Board: Hearst Holdings, Inc. (since 2002)
Chairman of the Executive Committee: Hearst Holdings, Inc. (since 2002)
Director: Hearst Holdings, Inc. (since 1997)
Director: Hearst Broadcasting, Inc. (since 1997)

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

Other:
Director: The William Randolph Hearst Foundation
Director: The Hearst Foundation
Trustee: The Hearst Family Trust (since 1976)
Chairman: The National Magazine Company Limited (since 1982)
Director: The National Magazine Company Limited (since 1977)
Director: Polo Ralph Lauren Corporation (since 1998)
Director: Wyeth (1988 through 2005)
Director: J.P. Morgan Chase & Co. (1981 through July 2004)
Director: ESPN, Inc. (since 2009)
Director: Fitch Group, Inc. (since 2006)

Frank C. Biancuzzo	Hearst-Argyle Television, Inc.:
Senior Vice President (since February 2007)
President and General Manager of WISN-TV (April 2002–January 2007)

John G. Conomikes	Hearst-Argyle Television Inc.:
Director (since August 1997)
Hearst:
Consultant: The Hearst Corporation
Director: The Hearst Corporation (since 1985)
Director: Hearst Holdings, Inc. (since 1997)
President: Hearst Broadcasting (since 1997)
Director: Hearst Broadcasting (since 1996)
Other:
Director: The William Randolph Hearst Foundation
Director: The Hearst Foundation
Trustee: The Hearst Family Trust (since 1991)
Director: ESPN, Inc. (2004–2009)
Member of Management Committee: A&E Television Networks (since 1994)
Member of Management Committee: Lifetime Entertainment Services (since 1994)

Ken J. Elkins	Hearst-Argyle Television, Inc.:
Director (since March 1999)
Other:
Director: Pulitzer, Inc. (March 1999–June 2005)

Harry T. Hawks	Hearst-Argyle Television, Inc.:
Executive Vice President (since February 2000)
Chief Financial Officer (since August 1997)

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

Other:
Director: Internet Broadcasting
Director: Ripe Digital Entertainment

George R. Hearst, Jr.	Hearst-Argyle Television, Inc.:
Director (since August 1997)
Hearst:
Chairman of the Board: The Hearst Corporation (since March 1996)
Chairman of the Board: Hearst Holdings, Inc. (since 1997)
Director: The Hearst Corporation (since 1958)
Director: Hearst Broadcasting (since 1997)
Other:
Director: The William Randolph Hearst Foundation
President: The Hearst Foundation
Director: The Hearst Foundation
Trustee: The Hearst Family Trust (since 1958)

William R. Hearst, III	Hearst-Argyle Television, Inc.:
Director (since August 1997)
Hearst:
Director: The Hearst Corporation (since 1979)
Director: Hearst Holdings, Inc. (since 1997)
Director: Hearst Broadcasting (since 1997)
Other:
President: The William Randolph Hearst Foundation
Director: The William Randolph Hearst Foundation
Vice President: The Hearst Foundation
Director: The Hearst Foundation
Trustee: The Hearst Family Trust (since 1993)
Limited Partner: Kleiner, Perkins, Caufield & Byers (since 1995)
Director: Juniper Networks, Inc. (1996–2008)
Director: At Home Corporation (1995–2004)
Address:
765 Market Street, Suite 34D, San Francisco, California 94103

Roger Keating	Hearst-Argyle Television, Inc.:
Senior Vice President, Digital Media (July 2008)
Other:
Corporate Executive Vice President- Los Angeles Region: Time Warner (September 2005–July 2008)
President- Los Angeles Division: Time Warner (March 2003–September 2005)
Director: Internet Broadcasting

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

Bob Marbut	Hearst-Argyle Television, Inc.:
Director (since August 1997)
Other:
Director: Valero Energy Corporation (since 2001)
Director: Tupperware Brands Corporation (since 1996)
Chief Executive Officer: Argyle Security, Inc (since February 2009)
Chairman and Co-Chief Executive Officer: Argyle Security, Inc. (2005–2009)
Address:
200 Concord Plaza, San Antonio, Texas 78216

Gilbert C. Maurer	Hearst-Argyle Television, Inc.:
Director (since August 1997)
Hearst:
Consultant: The Hearst Corporation
Director: The Hearst Corporation (since 1975)
Director: Hearst Holdings, Inc. (since 1997)
Director: Hearst Broadcasting (since 1997)
Other:
Director: William Randolph Hearst Foundation
Director: The Hearst Foundation
Trustee: The Hearst Family Trust (since 1983)
Director: SoundView Technology Group, Inc. (1998–2004)

David Pulver	Hearst-Argyle Television, Inc.:
Director (since 1994)
Other:
Chairman: Colby College’s Investment Committee (since 2002)
Director: Carter’s Inc. (since 2002)
Member of Advisory Board: FLAG Capital Management (since 1999)
President: Cornerstone Capital, Inc. (since 1982)

Philip M. Stolz	Hearst-Argyle Television, Inc.:
Senior Vice President (since December 1998)

Caroline L. Williams	Hearst-Argyle Television, Inc.:
Director (since 1994)
Other:
President: Grey Seal Capital
Chief Financial and Investment Officer: The Nathan Cummings Foundation (May 2001–June 2005)
Director: Foundation for the Global Compact

ANNEX B

Certain Relationships and Related Transactions

Further information regarding the arrangements summarized below can be found in Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended, under Item 13 (“Certain Relationships and Related Transactions, and Director Independence”) and in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 under Note 10 to the Condensed Consolidated Financial Statements, and the summaries below are qualified by reference to such sections.

December 2001 Private Placement.  In connection with the private placement of the $200 million principal amount of 7.5% Series A Convertible Preferred Securities due 2016 (the “7.5% Series A Preferred Securities”) and 7.5% Series B Convertible Preferred Securities due 2021 (the “7.5% Series B Preferred Securities,’’ and, together with the Series A Preferred Securities, the “7.5% Preferred Securities”), on December 20, 2001, the Company entered into a Securities Purchase Agreement with the Company’s wholly-owned unconsolidated subsidiary, the Hearst-Argyle Capital Trust, Hearst Broadcasting and certain other purchasers named therein. The Securities Purchase Agreement provides, among other things, that (i) the Hearst-Argyle Capital Trust issue and sell to Hearst Broadcasting and the other purchasers an aggregate of $4 million of its 7.5% Preferred Securities, in two series, consisting of its 7.5% Series A Preferred Securities, and of its 7.5% Series B Preferred Securities, and (ii) the proceeds of the sale of the 7.5% Preferred Securities be invested in the Company’s 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 and 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021 (the “Subordinated Debentures”). In connection with the execution of the Securities Purchase Agreement, the Company, Hearst Broadcasting and certain other parties named therein, also entered into a Registration Rights Agreement, pursuant to which the Company granted Hearst Broadcasting and the other holders of the 7.5% Preferred Securities certain rights to require the Company to register with the SEC the Series A Common Stock issuable upon conversion of the 7.5% Preferred Securities and the Subordinated Debentures for resale. The Company redeemed the 7.5% Series A Preferred Securities on December 31, 2004 and the 7.5% Series B Preferred Securities on June 23, 2008.

Hearst Tower Lease.  On May 5, 2006 the Company entered into a Lease Agreement with Hearst to lease one floor of the newly constructed Hearst Tower in Manhattan for the Company’s corporate offices. Under the terms of the lease the Company is entitled to a tenant improvement allowance of $1.9 million. For the three months ended March 31, 2009 and the year ended December 31, 2008, the Company recorded approximately $0.5 million and $1.7 million, respectively, in rent expense under the terms of the Lease Agreement with Hearst, net of the tenant improvement allowance, which is amortized over the lease term.

Tax Sharing Agreement.  On October 30, 2008, the Company entered into a Tax Sharing Agreement with Hearst Holdings, Inc. as a result of the July 1, 2008 tax consolidation. The agreement specifies the method of determining the amounts owed and timing of payments resulting from the consolidation, as well as providing for tax preparation and related services by Hearst to the Company. For the year ended December 31, 2008, the Company has a payable to Hearst of $1.8 million under the Tax Sharing Agreement.

Management Services Agreement.  The Company and Hearst are parties to a Management Services Agreement pursuant to which the Company provides certain management services (i.e., sales, news, programming, legal, financial, accounting, engineering and promotion services) with respect to WMOR-TV (a Hearst-owned television station in Tampa, Florida), WBAL-AM and WIYY-FM (Hearst-owned AM/FM radio stations in Baltimore, Maryland), and WPBF-TV (a Hearst-owned television station in West Palm Beach, Florida) and KCWE-TV (a Hearst-owned television station in Kansas City, Missouri). Hearst has the right, but not the obligation, to add to such managed stations any additional broadcast stations that it may acquire (or for which it enters into a time brokerage agreement) during the term of the Management Services Agreement.

The annual management fee for the services provided to these stations is an amount equal to the greater of (i) (x) $50,000 for Hearst’s radio stations (counted as a single property) and $50,000 for KCWE-TV, and (y) for all others (including WMOR-TV and WPBF-TV), $100,000 per station, or (ii) 33.33% of the positive broadcast cash flow from each such property. Hearst also reimburses the Company for direct operating costs and expenses incurred with unrelated third parties and amounts paid on behalf of a managed station under the Services Agreement described below. Corporate overhead is not reimbursed except to the extent it had historically been treated as an operating expense by Hearst in calculating broadcast cash flow for a station. The term of the Management Services Agreement will continue for each station, respectively, until the earlier of (i) Hearst’s divestiture of the station to a third party; (ii) if applicable, the exercise of the option granted to the Company to acquire certain of the stations pursuant to the Television Station Option Agreement described below; or (iii) December 31, 2009; provided, however, that Hearst will have the right to terminate the Management Services Agreement as to a particular station covered by an option or right of first refusal under the Television Station Option Agreement at any time upon 90 days’ prior written notice if the option period or right of first refusal period, as applicable, has expired without having been exercised. The Management Services Agreement will also terminate if Hearst ceases to own a majority of the Company’s voting common stock or to have the right to elect a majority of the Company’s directors. The Company recorded revenues of approximately $0.5 million, $3.9 million, $5.6 million and $6.7 million in the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006, respectively, pursuant to the Management Services Agreement with Hearst.

Television Station Option Agreement.  The Company and Hearst are parties to a Television Station Option Agreement pursuant to which Hearst has granted to the Company an option to acquire WMOR-TV and KCWE-TV, at their fair market value as determined by the parties, or by an independent third-party appraisal, subject to certain specified parameters (and the Company may withdraw any option exercise after the Company receives the third-party appraisal). However, if Hearst elects to sell either station during the option period, the Company will have a right of first refusal to acquire that station substantially on the terms agreed upon between Hearst and the potential buyer. The Company also has a right of first refusal to purchase WPBF-TV if Hearst proposes to sell the station to a third party. The Company will exercise any option or right of first refusal related to these properties by action of the Company’s independent directors. The option periods and the rights of first refusal expire December 31, 2009.

Inter-Company Services.  The Company and Hearst are parties to a Services Agreement pursuant to which Hearst provides the Company with certain administrative services, including accounting, auditing, financial, legal, insurance, data processing and employee benefits administration. The fees for such services are based on fixed and variable transaction amounts negotiated between Hearst and the Company. The current term of the Services Agreement will expire on December 31, 2009, but is thereafter renewable, pursuant to the provision of the Services Agreement that allows for one year renewals unless terminated on six months’ prior notice. Although the Company believes that such terms are reasonable, there can be no assurance that more favorable terms would not be available from unaffiliated third parties. The Company incurred expenses of approximately $1.8 million, $6.8 million, $6.6 million and $5.0 million in the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006, respectively, pursuant to the Services Agreement with Hearst.

Interest Expense, Net — Capital Trust.  The Company incurred interest expense, net, relating to the Subordinated Debentures issued to the Hearst-Argyle Capital Trust, of $8.6 million, $9.8 million and $9.8 million in the years ended December 31, 2008, 2007 and 2006, respectively. The Hearst-Argyle Capital Trust then paid comparable amounts to its Redeemable Convertible Preferred Securities holders of which $1.7 million, $1.9 million and $1.9 million in the years ended December 31, 2008, 2007 and 2006, respectively, was paid to Hearst, as Hearst held $40 million of the total $200 million Redeemable Convertible Preferred Securities issued in December 2001 by the Capital Trust. The Company redeemed the Redeemable Convertible Preferred Securities on June 23, 2008, and dissolved the Capital Trust as of January 5, 2009.

Dividend on Common Stock.  During 2008, the Company’s Board of Directors declared quarterly cash dividends of $0.07 per share on its Series A Shares and Series B Shares, for a total amount of $26.3 million. Included in this amount was $21.1 million payable to Hearst. On December 15, 2008, the Company declared a cash dividend of $0.07 per share on its Series A Shares and Series B Shares, for a total amount of $6.6 million. Included in this amount was $5.4 million payable to Hearst. In the year ended December 31, 2007, the Company paid cash dividends of $26.2 million. Included in this amount was $19.3 million payable to Hearst.

Radio Facilities Lease.  The Company and Hearst are parties to a Studio Lease Agreement pursuant to which Hearst leases from the Company premises for WBAL-AM and WIYY-FM, Hearst’s Baltimore, Maryland, radio stations. The lease was entered into on August 29, 1997 and subsequently extended. The lease for each radio station will continue until the earlier of (i) Hearst’s divestiture of the radio station to a third party, in which case either party (i.e., the Company or the buyer of the station) will be entitled to terminate the lease with respect to that station upon certain prior written notice or (ii) December 31, 2009. Pursuant to the Studio Lease Agreement, Hearst paid the Company an aggregate amount of approximately $0.2 million and $0.8 million in each of three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006.

Retransmission Consent Agreement.  The Company has agreements with Lifetime Entertainment Services (“Lifetime”), an entity owned 50% by an affiliate of Hearst and 50% by The Walt Disney Company, whereby for certain periods of time (i) the Company has assisted Lifetime in securing distribution and subscribers for the Lifetime Television, Lifetime Movie Network and/or Lifetime Real Women programming services; and/or (ii) Lifetime has acted as the Company’s agent with respect to the negotiation of the Company’s agreements with cable, satellite and certain other multi-channel video programming distributors. Amounts payable to the Company by Lifetime depend on the specific terms of these agreements and may be fixed or variable. The Company recorded revenue of approximately $9.4 million, $23.0 million, $20.5 million and $17.7 million in the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006, respectively, in compensation from Lifetime. In addition, Steven Hobbs, the Company’s former executive officer, provided management oversight and legal services to the Company in connection with the Company’s retransmission consent negotiations. The Company paid Hearst $200,000 in 2008 for those services.

Wide Orbit, Inc.  In November 2004, the Company entered into an agreement with Wide Orbit, Inc. (“Wide Orbit”) for licensing and servicing of Wide Orbit’s Traffic Sales and Billing Solutions software. Hearst owns approximately 7.3% of Wide Orbit, Inc. In the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006, the Company paid Wide Orbit approximately $0.5 million, $1.8 million, $1.8 million and $1.4 million, respectively, under the agreement.

New England Cable News.  Hearst-Argyle also provides services to Hearst with respect to Hearst’s investment in New England Cable News (“NECN”), a regional cable channel jointly owned by Hearst Cable News, Inc., an indirect wholly-owned subsidiary of Hearst, and Comcast MO Cable News, Inc. In this regard, David J. Barrett, the Company’s CEO, has served as Hearst’s representative on the management board of NECN since July 2004, and in 2008, Hearst paid $2,000 per month as compensation to the Company for his service. The Company’s former executive officer, Steven Hobbs, also serves on the management board of NECN and, for the period January 1, 2008 to March 31, 2008, Hearst paid $2,000 per month as compensation to the Company for his service.

ESPN.  During the years ended December 31, 2008 and 2007, certain of the Company’s stations paid fees in the amount of approximately $2.0 million in the aggregate to ESPN in exchange for the right to broadcast certain sports programs. Hearst owns approximately 20% of ESPN, and Frank A. Bennack, Jr., the Chairman of the Company’s Board of Directors, was elected to the Board of ESPN on February 25, 2009.

Other Transactions with Hearst.  During 2008, the Company recorded net revenue of approximately $0.1 million relating to advertising sales to Hearst on behalf of Good Housekeeping, which is owned by Hearst. In addition, in his capacity as a consultant to Hearst Corporation, John G. Conomikes, one of the Company’s directors, receives secretarial services which the Company provides but for which the Company is reimbursed by Hearst. The value of these secretarial services was approximately $7,200 in 2008.

Small Business Television.  The Company utilizes Small Business Television Inc.’s (“SBTV”) services to provide television stations with additional revenue through the marketing and sale of commercial time to smaller businesses that do not traditionally use television advertising. In the year ended December 31, 2008, these sales generated revenue of approximately $1.1 million, of which approximately $0.6 million was distributed to the Company. In the year ended December 31, 2007, these sales generated revenue of approximately $1.4 million, of which approximately $0.8 million was distributed to the Company. In the year ended December 31, 2006, these sales generated revenue of approximately $1.6 million, of which approximately $0.9 million was distributed to the Company. Mr. Dean Conomikes, the son of director John G. Conomikes, is the owner of SBTV.

Internet Broadcasting Systems, Inc.  As of December 31, 2008, the Company owned 37.6% of Internet Broadcasting Systems, Inc. (“Internet Broadcasting”) on a fully diluted basis. Internet Broadcasting operates a national network of station Internet sites and designs, develops and operates station Internet sites under operating agreements. The Company also has various agreements with Internet Broadcasting pursuant to which the Company paid Internet Broadcasting $10.5 million during 2008. In addition, Internet Broadcasting provides hosting services for the Company’s corporate Internet site for a nominal amount. Harry T. Hawks and Roger Keating, two of the Company’s executive officers, serve on the Board of Directors of Internet Broadcasting, from which they did not receive compensation for their Board service.

RDE.  In 2008, the Company made an additional investment of $3.4 million in Ripe Digital Entertainment, Inc. (“RDE”), in the form of a Convertible Promissory Note. As of December 31, 2008, the Company owned 23.4% of RDE on a fully diluted basis. During 2008, the Company earned nominal rental income from RDE for office space in the Company’s former corporate headquarters. Harry T. Hawks, one of the Company’s executive officers, serves, and Steve A. Hobbs, one of the Company’s former executive officers, serve on the Board of Directors of RDE, from which they did not receive compensation for their Board service.

ANNEX C

May 3, 2009

Special Committee of the Board of Directors
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, NY 10019-3789

Members of the Special Committee of the Board:

We understand that Hearst Broadcasting, Inc. (“Subsidiary”), an indirect, wholly-owned subsidiary of The Hearst Corporation (“Parent”), intends to commence an offer to purchase (the “Offer”) all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Hearst-Argyle Television, Inc. (the “Company”) not owned by Subsidiary, for $4.50 per share net in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal, each substantially in the form of the drafts dated May 2, 2009 and contained in the Tender Offer Statement on Schedule TO substantially in the form of the draft dated May 2, 2009 (the “Tender Offer Statement” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer Documents”). The Offer Documents further provide that if a majority of the outstanding Shares not held by Subsidiary, Parent, Hearst Holdings, Inc. and The Hearst Family Trust (together with Subsidiary, Parent and Hearst Holdings, Inc., “Hearst”), the executive officers and directors of Hearst, the Trustees of The Hearst Family Trust, the Company’s executive officers and the Company’s directors who are elected by Hearst as holders of the Series B Common Stock of the Company (collectively with Hearst, the “Hearst Affiliated Shareholders”) have been tendered into the Offer and the Offer is completed, and Hearst then owns at least 90% of the then outstanding Shares, Hearst will effect a subsequent merger (the “Merger”) between the Company and one of Hearst’s wholly-owned subsidiaries, pursuant to which all remaining Shares not held by Hearst will be converted into the right to receive $4.50 per share net in cash. The terms of the Offer and the Merger are more fully set forth in the Offer Documents.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of the Shares pursuant to the Offer is fair from a financial point of view to such holders (other than the Hearst Affiliated Shareholders).

For purposes of the opinion set forth herein, we have:

1)	reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

3)	reviewed certain financial projections prepared by the management of the Company and discussed such projections with the management of the Company;

4)	discussed the past and current operations and financial condition and the prospects of the Company, including information related to strategic, financial and operational plans, with the management of the Company;

5)	reviewed the reported prices and trading activity for the Shares;

6)	compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities;

7)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	participated in certain discussions with Parent’s financial advisors;

9)	reviewed the Offer Documents and certain related documents; and

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10)	performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without assuming any responsibility or liability for independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational plans, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. We have assumed that the Offer and any subsequent Merger will be consummated as contemplated in the Offer Documents. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion does not address the relative merits of the Offer as compared with any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party other than Parent with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive fees for our services, a portion of which will become payable upon the rendering of this financial opinion and a significant portion of which is contingent upon the closing of the transaction. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Hearst and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company or any other company or any currency or commodity that may be involved in this transaction or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Offer if such inclusion is required by applicable law. This opinion is not intended to be and shall not constitute a recommendation to any holder of Shares as to whether to tender such Shares pursuant to the Offer or take any other action in connection with the Offer.

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Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of Shares pursuant to the Offer is fair from a financial point of view to such holders (other than the Hearst Affiliated Shareholders).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

/s/  K. Don Cornwell
K. Don Cornwell
Managing Director

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